SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter Annex - 1Q19

Summary

I. Financial Information from Subsidiaries

II. Financial Analyses from Subsidiaries

The Marketletter – Annex I and II can be found in .xls extension at our website: **www.eletrobras.com.br/ri**

Get to know the Eletrobras **IR Ombudsman**, an exclusive platform for receiving and forwarding **suggestions, complaints, compliments and requests** from protesters regarding the **securities market** on our Investor Relations website

Conference Call in Portuguese
May 14, 2019
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phone: (11) 3137-8037

Conference Call in English
May 14, 2019
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Andreia Martins F. Theobaldo
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Interns
Flávia Alessandra Barbosa Bezerra
Juliana C. M. Cardelli de Oliveira

ASSETS 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	72,757	619,937	23,327	9,617	32	8,674	39,988	72,156
Accounts Receivable, net	1,206,926	875,031	284,571	763,478	0	363,814	64,979	675,026
Financing and Loans - principal	338	0	0	304,497	0	0	0	0
Financing and Loans - charges	0	2	0	0	0	0	0	0
Marketable Securities	810,241	160,670	808,158	1,190,728	104,115	64,300	0	0
Dividends Receivable	98,710	24,473	11,277	0	1,294	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	25,441	13,684	18,035	457,686	975	27,913	4,378	211,263
Income Tax and Social Contribution	265,395	740,835	4,061	0	131	31,227	0	0
Derivative Financial Instruments	0	0	0	174,259	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	5,348	0
Guarantees and Linked Deposits	0	36,840	578	0	0	0	0	642,545
Inventory	29,632	72,246	32,109	118,116	0	106,581	21,219	17,588
Contractual Assets	247,263	443,838	98,647	548,126	0	0	0	36,219
Nuclear Fuel Inventory	0	0	0	0	0	510,638	0	0
Financial Assets	3,329,705	1,623,059	188,783	961,154	0	0	0	0
Hydrological risk	10,458	0	2,007	9,480	0	0	0	0
Others	470,873	612,627	91,118	250,366	3	70,378	77,916	11,309
TOTAL CURRENT ASSETS	6,567,739	5,223,242	1,562,671	4,787,507	106,550	1,183,525	213,828	1,666,106

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	8,236	0	0	0	0	0	0
Financing and Loans - principal	0	0	0	2,679,820	0	0	0	0
Marketable Securities	0	195	39	94	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	29,019	193,638	2,101	33,891	0	0	0	0
Income Tax and Social Contribution	0	0	3,337	2,358,896	0	0	0	0
Derivative Financial Instruments	0	0	0	182,614	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	806,066	636,484	238,566	571,826	0	87,408	24,823	113,997
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	819,000	0	0
Contractual Assets	2,910,729	4,211,244	1,983,065	4,028,995	0	0	0	146,000
Financial Assets	16,057,901	8,686,958	1,825,679	4,664,586	0	0	0	0
Advance for equity participation	1,541	281,751	196,600	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	49,147	0	18,064	0	0	0	0	0
Others	234,350	30,210	165,225	526,322	0	999,012	202,203	1
TOTAL LONG-TERM ASSETS	20,088,753	14,536,538	4,432,676	15,047,044	0	1,905,420	259,739	259,998

INVESTMENTS	6,232,730	5,059,778	2,076,832	4,550,668	127,899	0	0	0

FIXED ASSETS, NET	5,365,514	1,797,776	2,558,077	6,025,648	14	12,410,863	1,229,629	3,012,969

INTANGIBLE ASSETS	285,375	138,194	170,772	184,679	4	102,355	1,937	5,868

TOTAL NON-CURRENT ASSETS	31,972,372	21,532,286	9,238,357	25,808,039	127,917	14,418,638	1,491,305	3,278,835

TOTAL ASSETS	38,540,111	26,755,528	10,801,028	30,595,546	234,467	15,602,163	1,705,133	4,944,941

ASSETS 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	34,422	233,490	7,173	7,189	18,545	1,598	31,413	11,762
Accounts Receivable, net	1,036,685	580,623	238,491	1,142,901	0	366,159	88,564	578,699
Financing and Loans	338	32	0	0	0	0	0	0
Marketable Securities	535,834	53,512	294,464	847,114	81,479	245,364	0	98,326
Dividends Receivable	106,130	34,146	7,205	0	1,514	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	14,310	7,948	6,889	412,278	76	18,212	3,046	14,228
Income Tax and Social Contribution	290,710	141,393	18,212	0	0	6,167	0	0
Derivative Financial Instruments	0	0	0	206,705	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	17,310	0
Guarantees and Linked Deposits	0	32,952	101,494	0	0	0	0	33,989
Inventory	45,276	67,386	34,230	122,959	0	69,842	25,862	11,931
Nuclear Fuel Inventory	0	0	0	0	0	465,152	0	0
Financial Assets	3,327,582	2,192,255	641,471	1,354,564	0	0	0	89,917
Hydrological risk	65,529	0	2,007	12,640	0	0	0	7,765
Held for sale	0	0	0	0	0	0	0	0
Others	356,023	463,979	191,848	616,620	1,932	78,279	3,286	5,966
TOTAL CURRENT ASSETS	5,812,839	3,807,716	1,543,484	4,722,970	103,546	1,250,773	169,481	852,583

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	0	13,208	0	229,956	0	0	0	0
Financing and Loans - principal	338	0	0	0	0	0	0	0
Marketable Securities	0	186	42	88	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	197,924	1,816	31,085	0	0	24,490	0
Income Tax and Social Contribution	0	0	0	988,814	0	0	0	0
Derivative Financial Instruments	0	0	0	210,297	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	903,649	680,088	165,949	441,127	0	93,817	16,417	100,953
Financial Asset	18,794,371	11,486,361	2,747,813	8,694,726	0	765,891	0	146,612
Financial Asset – Indemnitiable Concessions (Distribution)	0	0	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (Generation)	1,255,607	746,636	0	0	0	0	0	0
Advance for equity participation	74,869	478,000	407,217	416	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	151,545	0	20,071	141,652	0	0	0	0
Others	522,318	95,167	142,035	2,526,548	0	668,384	192,384	9,072
TOTAL LONG-TERM ASSETS	21,731,716	13,697,570	3,484,943	13,264,709	0	1,528,092	266,004	256,637

INVESTMENTS	6,070,104	5,759,866	2,387,117	5,303,842	141,302	0	0	0

FIXED ASSETS, NET	5,153,366	1,469,131	2,490,843	6,408,517	29	5,819,947	689,307	1,934,295

INTANGIBLE ASSETS	139,689	56,285	139,895	78,656	14	66,931	1,895	5,868

TOTAL NON-CURRENT ASSETS	33,094,875	20,982,852	8,502,798	25,055,724	141,345	7,414,970	957,206	2,196,800

TOTAL ASSETS	38,907,714	24,790,568	10,046,282	29,778,694	244,891	8,665,743	1,126,687	3,049,383

LIABILITIES 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	314,035	194,998	51,439	387,589	0	887,566	222,297	396,067
Financing and Loans - principal	1,613,211	276,495	356,860	407,105	0	538,685	1,082,729	1,186,552
Financing and Loans - charges	133,834	17,214	17,667	32,295	0	25,644	500,233	218,548
Debentures	0	12,634	2,336	25,576	0	0	0	0
Tax and Social Contributions	198,743	158,382	42,122	58,892	79	62,366	167,279	400,844
Current Income Tax and Social Contribution	429,048	858,862	55,076	39,455	29	73,224	0	120,864
Derivatives financial instruments	0	0	0	50	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	64,677	0	0	0	0
Shareholders' Compensation	252,034	163,522	29,459	1,872,635	3,129	0	106,160	0
Estimated Obligations	241,378	244,828	128,073	339,204	362	149,635	26,976	12,363
Provisions for Litigations	0	0	0	0	0	0	72,677	0
Post-Employment Benefits (Pension Plan Payments)	10,777	126,101	9,771	0	0	3,433	12,018	0
Leasing (principal)	1,588	0	7,245	32,038	0	0	0	153,888
Leasing (charges)	(283)	0	0	(4,208)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	9,436	0	0	0	0
Concessions payable - Use of public property	1,396	0	2,667	0	0	0	0	0
Regulatory fees	72,316	140,212	45,216	292,896	0	38,378	11,020	26,826
Others	41,537	183,093	71,057	1,258,046	11,105	1,055	37,565	65,737
TOTAL CURRENT LIABILITIES	3,309,614	2,376,341	818,988	4,815,686	14,704	1,779,986	2,238,954	2,581,689

NON-CURRENT
Suppliers	0	0	0	0	0	168,006	16,598	0
Financing and Loans - principal	6,927,709	843,112	2,387,665	2,982,757	0	7,947,040	1,809,762	1,122,024
Debentures	0	142,536	111,543	180,423	0	0	0	0
Tax and Social Contributions	217,613	13,742	0	0	0	5,445	0	0
Deferred Income Tax and Social Contribution	3,848,770	3,153,736	489,191	1,756,250	7,560	0	0	0
Derivatives financial instruments	0	0	0	31,719	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	431,103	0	0	0	0
Estimated Obligations	82,863	36,774	19,510	26,358	0	28,212	2,276	0
Provisions for Litigations	1,295,506	2,747,675	191,005	1,194,012	0	278,258	0	66,845
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	124,659	950,330	349,862	40,522	0	295,764	127,911	8,839
Leasing (principal)	2,440	0	60,130	31,110	0	0	0	795,109
Leasing (charges)	(258)	0	0	(1,732)	0	0	0	0
Provision for Onerous Contracts	314,164	215,288	0	92,302	0	0	0	0
Concessions payable - Use of public property	34,401	0	30,079	0	0	0	0	0
Regulatory fees	310,338	413,653	0	0	0	0	12,079	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,657,697	0	0
Advances for future capital Increase	62,672	0	0	0	0	0	1,191,359	0
Others	117,604	135,535	212,466	1,436,166	23,566	0	0	576,329
TOTAL NON-CURRENT LIABILITIES	13,338,481	8,652,381	3,851,451	8,200,990	31,126	11,380,422	3,159,985	2,569,146

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	445,628
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	11,005,967	2,354,453	1,812,461	5,825,403	37,476	0	0	0
Additional Dividend Purposed	191,723	0	87,038	0	21,731	0	0	0
Accumulated profit/loss	1,051,373	344,641	115,782	350,278	(2,957)	(3,617,852)	(4,377,981)	(646,328)
Accumulated Other Comprehensive profit/loss	(1,942,112)	(1,661,667)	(231,736)	(173,074)	14,333	(547,651)	(161,335)	(5,194)
Minority shareholdings	866	19,227	(12,182)	0	0	0	0	0

TOTAL EQUITY	21,892,016	15,726,806	6,130,589	17,578,870	188,637	2,441,755	(3,693,806)	(205,894)

TOTAL LIABILITIES AND EQUITY	38,540,111	26,755,528	10,801,028	30,595,546	234,468	15,602,163	1,705,133	4,944,941

LIABILITIES 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	277,808	273,998	72,716	500,334	0	542,635	104,883	317,498
Financing and Loans - principal	2,666,102	1,194,664	257,161	881,981	0	418,972	788,398	834,402
Financing and Loans - charges	203,413	14,129	11,249	42,164	0	37,826	282,120	93,389
Debentures	0	11,402	0	26,784	0	0	0	0
Tax and Social Contributions	169,991	120,117	28,170	146,319	85	60,741	74,988	309,341
Current Income Tax and Social Contribution	255,651	156,195	43,231	0	83	0	0	29,054
Derivatives financial instruments	0	0	0	239	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	67,604	0	0	0	0
Shareholders' Compensation	300,000	31,086	82,802	1,195,805	9,315	0	95,362	0
Estimated Obligations	158,248	279,286	91,194	327,645	407	119,559	5,519	23,204
Provisions for Litigations	0	0	0	0	300	0	474,119	0
Post-Employment Benefits (Pension Plan Payments)	9,864	154,229	7,444	0	0	3,131	14,245	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions payable - Use of public property	1,349	0	2,533	0	0	0	0	0
Regulatory fees	45,401	144,667	41,375	334,672	0	33,363	24,967	16,758
Others	201,018	147,194	198,162	781,514	12,492	293,140	43,869	60,744
TOTAL CURRENT LIABILITIES	4,288,845	2,526,967	836,037	4,317,109	22,682	1,509,367	1,908,470	1,684,390

NON-CURRENT
Shareholders' Compensation	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	16,555	0
Financing and Loans - principal	7,270,941	1,010,261	2,316,374	3,766,394	0	8,113,980	2,020,749	1,140,383
Debentures	0	144,304	0	180,099	0	0	0	0
Tax and Social Contributions	224,123	21,293	0	0	0	11,102	0	0
Deferred Income Tax and Social Contribution	4,686,920	3,096,176	465,061	0	4,305	0	0	16,447
Derivatives financial instruments	0	0	0	46,003	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	503,969	0	0	0	0
Estimated Obligations	112,095	72,021	22,081	23,768	0	45,013	4,231	0
Provisions for Litigations	869,316	2,321,766	140,315	944,857	0	218,674	0	49,546
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	(393,886)
Post-Employment Benefits (Pension Plan Payments)	163,393	965,749	84,857	31,186	0	68,973	74,002	438
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	169,323	184,587	0	289,074	0	1,185,324	0	0
Concessions payable - Use of public property	34,734	0	28,789	0	0	0	0	0
Regulatory fees	318,400	371,977	0	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	2,505,940	0	0
Advances for future capital Increase	56,033	0	0	0	0	0	800,892	0
Others	36,385	40,276	145,499	2,956,217	18,461	0	0	552,065
TOTAL NON-CURRENT LIABILITIES	13,941,663	8,228,410	3,202,976	8,741,567	22,766	12,149,006	2,916,429	1,364,993

EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,273,773	746,160	1,601,352	4,822,675	26,316	0	0	0
Additional Dividend Purposes	0	0	54,360	0	31,239	0	0	0
Accumulated Profit/Losses	647,810	204,621	41,579	367,047	(4,560)	(11,334,312)	(4,433,508)	0
Other Comprehensive Income	(1,829,165)	(1,602,824)	(51,203)	(45,967)	28,394	(265,576)	(110,214)	0
Minority shareholdings	589	17,082	1,955	0	0	0	0	0

TOTAL EQUITY	20,677,206	14,035,191	6,007,269	16,720,018	199,443	(4,992,630)	(3,698,212)	0

TOTAL LIABILITIES AND EQUITY	38,907,714	24,790,568	10,046,282	29,778,694	244,891	8,665,743	1,126,687	3,049,383

STATEMENT OF INCOME 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	2,155,390	1,174,661	552,654	1,130,913	8	757,417	95,540	758,284

Electric Energy Supply (sell) - Generation	1,041,344	8,458	226,791	468,150	0	865,754	105,860	1,058,872
Electric Energy Supply - Generation	183,705	159,614	0	217,605	0	0	0	0
Short Term Electric Energy - Generation	43,317	105,401	38,059	172,043	0	0	0	0
Revenue from Operation and Maintenance - Generation	298,316	530,531	0	7,489	0	0	0	0
Revenue from Construction of Plants - Generation	3,617	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	4,293	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	356,423	348,796	163,329	102,631	0	0	0	0
Revenue from Operation and Maintenance - Transmission	40,763	22,495	69,713	60,623	0	0	0	3,722
RBSE Income	499,675	166,617	51,694	194,784	0	0	0	0
Revenue from Construction of Plants - Transmission	84,715	9,475	7,526	6,024	0	0	0	4,401
Financial – Return on Investment - Transmission	24,749	54,550	52,124	62,384	0	0	0	2,210
Other Revenues	4,055	5,416	15,970	100,531	8	0	67	0

Deductions to Operating Revenues	(425,289)	(240,985)	(72,552)	(261,351)	0	(108,337)	(10,387)	(310,921)

Operating Expenses	(1,071,486)	(598,620)	(289,407)	(781,134)	(3,840)	(581,472)	(143,423)	(427,843)

Personnel, Supplies and Services	(412,877)	(309,032)	(113,587)	(349,276)	(1,146)	(199,128)	(49,679)	(49,097)
Extraordinary Retirement Plan (PAE)	(19,560)	(32,909)	(13,355)	(90,852)	0	(3,379)	0	0
Energy Purchased for Resale	(206,401)	(62,080)	(87,263)	(50,561)	0	0	(54,911)	(25,467)
Charges upon use of eletricity network	(149,474)	(182,999)	(5,611)	(145,360)	0	(34,120)	(4,582)	(10,016)
Construction	(57,044)	(39,409)	(7,305)	(6,885)	0	0	0	(4,401)
Electric Energy production cost	(43,955)	0	0	0	0	(105,822)	0	(380,226)
Donations and Contributions	(10,256)	(8,557)	0	(731)	0	0	0	0
Depreciation and Amortization	(66,010)	(31,411)	(43,173)	(109,581)	(6)	(129,744)	(17,937)	(26,701)
Operating Provisions	(50,705)	(65,469)	(9,755)	9,870	(2,509)	(72,891)	7,858	(4,355)
Others	(55,204)	133,246	(9,358)	(37,758)	(179)	(36,388)	(24,172)	72,420

OPERATING RESULT BEFORE FINANCIAL RESULT	1,083,904	576,041	263,247	349,779	(3,832)	175,945	(47,883)	330,441

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	8,899	10,639	13,951	23,750	1,596	1,013	986	2,388
Income from Interest, Commission and Fees	(65)	0	0	0	0	0	0	0
Additional Interest on Energy	2,258	27,185	0	31,539	0	0	0	0
Monetary Adjustment Gain	10,558	9,830	305	59,799	0	3,317	3	1,238
Exchange Variation Gain	559	0	29,977	29,509	0	59,456	0	0
Gains on Derivatives	0	0	0	0	0	0	0	0
Other Financial Income	56,042	15,492	38,603	26,532	3	26,726	0	0
Debt Charges - financing and loans	(180,900)	(41,026)	(56,277)	(61,502)	0	(15,680)	(98,288)	(53,984)
Debt Charges - suppliers	0	0	(150)	0	0	0	0	0
Debt Charges - leasing	0	0	(885)	0	0	0	0	(80,847)
Charges on shareholders' funds	(3,756)	0	(446)	0	0	0	(1,582)	0
Monetary Adjustment Loss	(25,233)	(60)	(10,022)	(101,570)	0	(14,696)	0	(11,789)
Exchange Variation Loss	(2,664)	0	(28,049)	(31,864)	0	(22,030)	0	0
Loss on derivatives	0	0	0	(18,230)	0	0	0	0
Other Financial Expenses	(75,687)	(13,163)	(2,375)	(14,476)	(174)	(42,421)	(836)	0

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(209,989)	8,897	(15,368)	(56,513)	1,425	(4,315)	(99,717)	(142,994)

RESULTS OF EQUITY METHOD INVESTMENTS	40,610	32,909	(47,508)	38,630	(521)	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	914,525	617,847	200,371	331,896	(2,928)	171,630	(147,600)	187,447

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(11,919)	(273,163)	(84,704)	18,382	(29)	(51,967)	0	(55,603)

RESULT BEFORE EQUITY PARTICIPATIONS	902,606	344,684	115,667	350,278	(2,957)	119,663	(147,600)	131,844

Minority Participation	2	0	115	0	0	0	0	0
NET INCOME FOR THE PERIOD	902,604	344,684	115,782	350,278	(2,957)	119,663	(147,600)	131,844

STATEMENT OF INCOME 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	2,115,073	1,123,660	496,990	1,447,701	10	733,437	74,725	106,539

Electric Energy Supply (sell) - Generation	942,319	24,572	213,071	622,633	0	836,247	85,416	144,030
Electric Energy Supply - Generation	155,150	144,734	4,880	215,374	0	0	0	0
Short Term Electric Energy - Generation	15,152	65,291	0	335,206	0	0	0	1,981
Revenue from Operation and Maintenance - Generation	206,185	310,730	0	3,739	0	0	0	0
Revenue from Construction of Plants - Generation	2,833	1,392	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	12,270	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	342,198	340,507	179,629	156,310	0	0	0	0
Revenue from Operation and Maintenance - Transmission	9,035	24,270	47,913	51,459	0	0	0	434
RBSE Income	709,918	250,230	55,925	178,351	0	0	0	0
Revenue from Construction of Plants - Transmission	33,530	83,687	19,965	11,303	0	0	0	1,276
Financial – Return on Investment - Transmission	52,204	76,791	29,837	64,331	0	0	0	20,952
Other Revenues	18,351	7,308	15,547	103,749	10	0	691	0

Deductions to Operating Revenues	(371,802)	(218,122)	(69,777)	(294,754)	0	(102,810)	(11,382)	(62,134)

Operating Expenses	(1,109,735)	(830,502)	(302,923)	(1,057,836)	(8,971)	(488,059)	(157,681)	8,892

Personnel, Supplies and Services	(419,810)	(295,428)	(120,274)	(381,055)	(1,187)	(227,575)	(43,995)	(44,816)
Extraordinary Retirement Plan (PAE)	(42,694)	(126,230)	(25,827)	(56,523)	0	6,655	(8,421)	0
Energy Purchased for Resale	(175,680)	(55,494)	(94,050)	(36,915)	0	0	(52,498)	15,837
Charges upon use of eletricity network	(148,385)	(157,630)	(5,023)	(142,061)	0	(28,594)	(11,924)	(12,281)
Construction	(36,363)	(133,932)	(10,427)	(11,303)	0	0	0	(1,276)
Electric Energy production cost	(140,658)	0	0	0	0	(78,051)	(5,616)	52,110
Donations and Contributions	(12,909)	(1,935)	0	(630)	0	0	0	0
Depreciation and Amortization	(64,606)	(23,036)	(34,334)	(107,476)	(6)	(127,023)	(14,544)	(11,277)
Operating Provisions	2,358	9,529	(5,078)	(242,637)	(7,545)	(14,519)	(11,416)	16
Others	(70,988)	(46,346)	(7,910)	(79,236)	(233)	(18,952)	(9,267)	10,579

OPERATING RESULT BEFORE FINANCIAL RESULT	1,005,338	293,158	194,067	389,865	(8,961)	245,378	(82,956)	115,431

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	5,086	5,227	8,805	23,646	1,793	1,245	926	4
Income from Interest, Commission and Fees	1,363	0	0	0	0	0	0	0
Additional Interest on Energy	3,372	29,979	0	19,210	0	0	0	0
Monetary Adjustment Gain	18,312	1,784	1,432	51,781	0	1,024	0	4,344
Exchange Variation Gain	903	0	1,675	0	0	4,807	0	0
Derivatives financial instruments	0	0	0	0	0	0	0	0
Other Financial Income	92,866	113,228	33,651	74,482	26	13,656	10	1,146
Debt Charges - financing and loans	(185,893)	(55,660)	(51,087)	(82,367)	0	(15,553)	(82,298)	(56,438)
Debt Charges - suppliers	0	0	(133)	0	0	0	0	0
Charges on shareholders's funds	0	0	(1,296)	0	0	0	(1,468)	0
Monetary Adjustment Loss	(31,317)	(3,837)	(4,699)	(151,688)	0	(2,512)	0	(12,639)
Exchange Variation Loss	(4,067)	0	(8,384)	(14,841)	0	(5,175)	0	0
Losses on derivatives	0	0	0	(15,585)	0	0	0	0
Other Financial Expenses	(20,357)	(12,123)	(8,265)	(7,902)	(42)	(39,262)	(8,946)	(373)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(119,732)	78,598	(28,301)	(103,264)	1,778	(41,770)	(91,776)	(63,956)

RESULTS OF EQUITY METHOD INVESTMENTS	(44,112)	32,699	(42,217)	123,750	4,528	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	841,494	404,455	123,549	410,351	(2,655)	203,608	(174,732)	51,475

Income Tax and Social Contribution and Fiscal Incentives Revenue	(87,067)	(59,368)	(55,037)	(6,169)	(83)	(42,117)	0	1,178

RESULT BEFORE EQUITY PARTICIPATIONS	754,427	345,087	68,512	404,182	(2,738)	161,491	(174,732)	52,653

Minority Participation	20,373	0	(766)	0	0	0	0	0
NET INCOME FOR THE PERIOD	734,054	345,087	67,746	404,182	(2,738)	161,491	(174,732)	52,653

CASH FLOWS 03/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	914,525	617,847	200,371	331,896	171,630	(147,600)	(2,928)	187,447

Depreciation and Amortization	66,010	31,411	43,173	109,581	129,744	17,007	6	26,701
Net monetary variations	14,675	(9,770)	9,717	41,771	11,379	0	0	0
Net exchange variations	2,105	0	(1,928)	2,355	(37,426)	0	0	0
Financial Charges	200,545	41,026	57,312	61,502	15,680	86,587	0	0
Financial Income - Concession Assets	(23,456)	(58,843)	(52,124)	(62,384)	0	0	0	(2,210)
Construction Income	(88,332)	(9,475)	(7,526)	(6,024)	0	0	0	(4,401)
RBSE Income	(499,675)	(166,617)	(51,694)	(194,784)	0	0	0	0
Result of equity method investees	(40,610)	(32,909)	47,508	(38,630)	0	0	521	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	4,779	17,557	206	(4,463)	0	0	0	0
Provisions for litigation	115,720	36,137	8,300	2,829	34,181	(7,858)	0	0
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	(94,188)	0	0	0	0	0	0	0
Impairment (reversal) of investment losses	0	(35,037)	0	0	0	0	0	0
Minor shareholders' share	(2)	0	0	0	0	0	0	0
Charges on resources from shareholders	3,756	0	446	0	0	1,582	0	0
Financial Instruments - Derivatives Net Income	0	0	0	18,230	0	0	0	0
Other adjustments before IR / CS (LAIR)	27,093	71,618	(253,017)	4,501	163,398	0	2,509	0
(Increase) decrease on operating assets/liabilities	(175,701)	(343,648)	(258,057)	(17,767)	(183,092)	37,021	(340)	0

Cash flows from Operating Activities	427,244	159,297	(257,313)	248,613	305,494	(13,261)	(232)	207,537

Payment of interest	(301,238)	(22,792)	(27,447)	(35,719)	(152,370)	0	0	0
Amounts received from allowed annual revenue	45,213	0	274,016	332,117	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	767,409	0	87,146	0	0	0	0	0
Receipt of interest	8	0	0	0	0	0	0	0
Payment of income tax and social contribution	(433,044)	(407)	(13,963)	(127,143)	(23,009)	0	(29)	0
Payment of refinancing of taxes and contributions - principal	(7,828)	0	0	0	0	0	0	0
Receipt of financial asset compensation	13,071	0	0	0	0	0	256	0
Pension Plan Payments	(10,070)	(25,187)	(702)	0	(1,082)	0	0	0
Payment of legal provisions	0	(2,572)	0	0	0	0	0	0
Judicial Deposits	10,105	(8,601)	(14,968)	0	11,076	(2,803)	0	0

Net Cash provided by Operating Activities	510,870	99,738	46,769	417,868	140,109	(16,064)	(5)	207,537

Financing Activities
Loans and financing	629,332	0	0	0	0	0	0	0
Payment of Loans and financing - principal	(705,986)	(175,701)	(47,814)	(61,905)	(64,191)	0	0	0
Payment of Shareholders Remuneration	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	97,310	0	0
Others	890	0	(510)	0	0	0	0	0
Net Cash provided by Financing Activities	(75,764)	(175,701)	(48,324)	(61,905)	(64,191)	97,310	0	0

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	84	0	0	0	0	0	0	0
Acquisition of fixed assets	(30,105)	(26,956)	0	(10,618)	(16,198)	(119,109)	0	0
Acquisition of intangible assets	(630)	(2,765)	(1,544)	0	(1,409)	0	0	0
Capital investment in equity investments	(26,921)	(35,180)	(14,990)	(49,783)	0	0	0	0
Investment for future capital increases	0	(5,373)	0	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0	0
Others	(377,938)	489,188	(2,917)	(291,101)	(53,442)	0	0	0
Net Cash from investments activities	(435,510)	418,914	(19,451)	(351,502)	(71,049)	(119,109)	0	0

Net increase (decrease) in cash and cash equivalents	(404)	342,951	(21,006)	4,461	4,869	(37,863)	(5)	207,537
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	77,851	37	41,729
Cash and cash equivalents – end of period	72,757	619,937	23,327	9,617	8,674	39,988	32	72,156
	(404)	342,951	(21,006)	4,461	4,869	(37,863)	(5)	30,427

CASH FLOWS 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	841,494	404,455	123,549	410,351	203,608	(174,732)	(2,655)	51,475

Depreciation and Amortization	64,606	23,036	34,334	107,476	127,023	15,656	6	11,277
Net monetary variations	13,005	2,053	3,267	99,907	1,488	0	0	0
Net exchange variations	3,164	0	6,709	14,841	368	0	0	0
Financial Charges	108,649	55,660	51,220	82,367	15,553	84,904	0	0
Financial Income - Concession Assets	(52,204)	(89,061)	(29,837)	(64,331)	0	0	0	(20,952)
Construction Income	(36,363)	0	(19,965)	(11,303)	0	0	0	(1,276)
RBSE Income	(709,918)	(250,230)	(55,925)	(178,351)	0	0	0	0
Result of equity method investees	44,112	(32,699)	42,217	(123,750)	0	0	(4,528)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Bad Debt Expense (reversals)	44,219	17,614	1,593	29,688	0	0	0	0
Provisions for litigation	(1,356)	31,379	3,485	43,053	18,175	11,416	0	0
Provision (reversal) for impairment of assets	0	0	0	0	203,519	0	0	0
Provisions (reversals) for onerous contracts	(35,352)	0	0	0	(203,519)	0	0	0
Impairment (reversal) of investment losses	(9,869)	0	0	17,165	0	0	0	0
Minor shareholders' share	(20,373)	0	0	0	0	0	0	0
Charges on resources from shareholders	0	0	1,296	0	0	1,468	0	0
Financial Instruments - Derivatives Net Income	0	0	0	15,585	0	0	0	0
Other adjustments before IR / CS (LAIR)	21,246	81,942	(218,654)	175,966	111,338	0	0	0
(Increase) decrease on operating assets/liabilities	(164,389)	(433,926)	29,588	(431,774)	(219,817)	34,597	6,367	0

Cash flows from Operating Activities	110,671	(189,777)	(27,123)	186,890	257,736	(26,691)	(810)	40,524

Payment of interest	(239,134)	(52,902)	(51,306)	(44,970)	(105,743)	0	0	0
Amounts received from allowed annual revenue	78,009	0	276,942	124,400	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	904,844	509,434	121,342	0	0	0	0	0
Receipt of interest	15	0	0	0	0	0	0	0
Payment of income tax and social contribution	(268,171)	(450)	(21,319)	0	(22,032)	0	(83)	0
Payment of refinancing of taxes and contributions - principal	(28,317)	0	0	0	0	0	0	0
Receipt of financial asset compensation	4,126	0	0	8,600	0	0	919	0
Pension Plan Payments	(11,819)	(52,258)	(1,883)	0	(1,047)	0	0	0
Payment of legal provisions	0	(7,917)	0	46,699	0	0	0	0
Judicial Deposits	(11,646)	(2,738)	(40,811)	34,019	(3,258)	0	0	0

Net Cash provided by Operating Activities	538,578	203,392	255,842	355,638	125,656	(26,691)	26	40,524

Financing Activities
Loans and financing	0	242,724	0	0	5,900	0	0	0
Payment of Loans and financing - principal	(184,223)	(118,712)	(247,914)	(118,857)	(50,002)	(1,014)	0	0
Payment of Shareholders Remuneration	0	0	0	0	0	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	0	0	0
Others	839	0	0	0	0	0	0	0
Net Cash provided by Financing Activities	(183,384)	124,012	(247,914)	(118,857)	(44,102)	(1,014)	0	0

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	9,479	0	0	0	0	0	0	0
Acquisition of fixed assets	(37,539)	(46,300)	(2,633)	(4,289)	(92,782)	(837)	(18)	0
Acquisition of intangible assets	(939)	(769)	(1,718)	(20,204)	(1,340)	(29)	2	0
Capital investment in equity investments	(23,810)	(111,482)	0	(149,029)	0	0	0	0
Investment for future capital increases	(712)	0	(2,550)	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0	0
Others	(290,724)	(116,625)	(14,178)	(78,382)	13,102	0	0	0
Net Cash from investments activities	(344,245)	(275,176)	(21,079)	(251,904)	(81,020)	(866)	(16)	0

Net increase (decrease) in cash and cash equivalents	10,949	52,228	(13,151)	(15,123)	534	(28,571)	9	40,524
Cash and cash equivalents – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	37	0
Cash and cash equivalents – end of period	34,422	233,490	7,173	4,785	1,598	31,413	46	0
	10,949	52,228	(13,151)	(15,123)	534	(28,571)	9	0

CHESF
Result Analysis

The Company had, in 1Q19, a result 0.12% lower than that ascertained in 1Q18, going from a profit of R$ 345 million in 1Q18 to a profit of R$ 344 million in 1Q19 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 1Q19, an increase of 5% compared to 1Q18, going from R$ 1,123.6 million in 1Q18 to R$ 1,174.6 milhões in 1Q19.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	8,458	24,572	-65.6	The variation is mainly due to the following reasons: (i) closing of contracts in 2018 which energy was not re-hired in 2019.
Supply	159,614	144,734	10.3

The variation was mainly due to: (i) in 1Q18, there was a technical problem in the Brasken plant, reducing the consumption in 1Q18 around 80MW average, which did not occur in 1Q19; (ii) annual adjustment, both events (i and ii) offset the reduction of the physical guarantee of Sobradinho HPP by 5% and (iii) consumption of industrial customers whose contractual characteristics allow fluctuation, thus varying the company's supply revenue.

Short Term Market (CCEE)	105,401	65,291	61.4

The variation is mainly due to: (i) change in the portfolio of contracts, specifically the 80 average MW that had the contracting undone in 2019. In addition, in January and February 2018, part of the receivable credits  at CCEE were used to write off the debts related to the rebalancing generated by Paulo Afonso's Unavailability Factor (FID) process account, thus reducing revenue at CCEE in the first quarter of 2018 at about R$ 61 million, which did not occur in 1Q19.

O&M Income - Upgraded Power Plants Law 12.783/2013	530,531	310,730	70.7

The variation is mainly due to: (i) RAG annual readjustment  (approximately 3.9%), according to Aneel Resolution 2421/18; (ii) Registration of the amounts of RAG improvement in 2019 (R$ 160 million), without comparative in 2018.

Generation Construction Income	0	1,392	-100.0

In 1Q18, there is no effect on the result due to equivalent value in construction expenses due to the investments made in plants that had their concessions renewed under the terms of Law 12,783 / 2013. In 1Q19, there was no construction revenue, due to the registration of GAG Melhoria, the investments made will no longer be classified as construction revenues.

Return on investment	4,293	12,270	-65.0	The variation was mainly due to: (i) updating of the financial assets related to the new investments made in the Renewed Generation Concessions, pursuant to Law 12,783 / 2013.
Transmission
LT Incomes Renewed by Law 12.783/2013	348,796	340,507	2.4

The variation is mainly due to: (i) tariff revision of the 2017/2018 cycle of the RAP - Allowed Annual Revenue for concessions related to Transmission Lines extended pursuant to Law 12,783 / 2017; and (ii) investments related to line reinforcements in the transmission system.

Not renewed O&M LT	22,495	24,270	-7.3

The variation is mainly due to: (i) annual adjustment of RAP - Allowed Annual Revenue of around 2.85%; (ii) investments related to the reinforcement of lines in the transmission system offset negatively by the unavailability of the system occurred in the period and proceeds of anticipation and variable portion lower by R $ 1.5 million.

RBSE Income	166,617	250,230	-33.4	The variation is mainly due to the variation of NTN-B (applied discount rate) between the compared period; (II) update of the receivable portion of RBSE.
Transmission Construction Income	9,475	83,687	-88.7	The variation is mainly due to a reduction in the number of events under construction in line with the deadlines established in the auctions and respective authorizing acts.
Income from Return of Investment in Transmission	54,550	76,791	-29.0

The variation is mainly due to: (i) lower recording of the remuneration on financial assets, mainly those arising from RBSE, of approximately R$ 250.3 million in 1Q18, against R$ 181.4 million in 1Q19.

Other Incomes	5,416	7,308	-25.9	The variation is mainly due to: (i) reduction of Chesf's engineering services contracts, in the amount of R$ 0.8 million; and (ii) decrease in revenues from rentals and rents, R$ 0.5 million.
Deductions to the Operating Revenue	-240,985	-218,122	10.5

The variation is mainly due to the following reasons: (i) PIS / COFINS recording, mainly due to the AAR increase, between the dates compared; (ii) ICMS registration, due to the increase in the supply revenue.

ROL	1,174,661	1,123,660	4.5
Operating Costs and Expenses
Expenses and operating costs, in 1Q19, reduction of 28% compared to 1Q18, from R$ 831 million in 1Q18 to R$ 601 million in 1Q19, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q19	1Q18	Variation (%)
Personnel	-221,171	-241,441	-8.4

The variation is mainly due to: (i) the adjustment of ACT 2017/2018 of 1.69%, granted after 1Q18, and an additional concession of 1.5% of readjustment because no promotion was granted for more than 3 years; (ii) increase in hazardous expenses in the amount of R $ 3.5 million; (iii) actuarial deficit already agreed by Chesf, in the amount of R$ 20 million; offset by (vi) reduction in expenses with assistance benefits, in the amount of R$ 31 million; (vii) dismissal of 330 employees throughout 2018.

Agreed Dismissal Plan/PAE (Provision)	-32,909	-126,230	-73.9

The variation is mainly due to: (i) adjustments to the provision record for the Consensual Dismissal Plan (PDC), in the amount of R$ 126 million in 1Q18. However, 30 employees have already joined the PDC in 2019, but the costs will be provisioned in 2ITR / 19, according to the dates of adhesions.

Supplies	-4,265	-4,151	2.7	No significant variation in the period, considering the annual adjustments of the contracts.
Services	-83,596	-49,836	67.7

The variation is mainly due to the following factors: (i) an increase of R$ 4.9 million in expenses with surveillance services; (ii) R$ 3.0 million increase in expenses with contractor services; (iii) R$ 5.4 million increase in expenses with ONS services; and (iv) an increase of R$ 20 million in other services expenses due to the increase in the operating area.

Other	124,689	-48,281	-358.3	The variation is mainly due to the following explanations.
Donations and Contributions	-8,557.0	-1,935.0	342.2	The variation is mainly due to: (i) increase in CEPEL's contribution, R$ 9.6 million, offset by (ii) reduction in sponsorship of the Rouanet Law, R$ 0.5 million.
Other Operating Expenses	133,246	-46,346	-387.5	The variation is mainly due to: (i) the gains recorded from the sale of the SPEs of the Senta Sé I, II and III Wind Power Complexes, in the amount of R$ 189 million.
TOTAL PMSO	-217,252	-469,939	-53.8

Operating Costs - R$ Thousand	1Q19	1Q18	Variation (%)
Energy Purchased for Resale	-62,080	-55,494	11.9

The variation is mainly due to: (i) the contracting of 23 average MW in February / 2019 resulting in an additional expense of approximately R$ 7 million compared to 2018. (ii) Contracting, from 2019 on, of 2.86 average MW from the Sinop HPP (partners' agreement) that generated an expense of R$ 1.1 million in the quarter. Finally, annual monetary adjustment of the contracts.

Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-182,999	-157,630	16.1	The variation is mainly due to the following factors: (i) reduction of the Transmission System Use Amount (MUST).
Construction Expense	-39,409	-133,932	-70.6

The variation is due mainly to (i) the investments in the transmission system and in the extended plants; (ii) measurement of concession assets in 2018, impacting the recording of construction costs between the dates compared.

Depreciation and Amortization	-31,411	-23,036	36.4	The change is mainly due to additions to property, plant and equipment in 2019.

Operating Provisions	1Q19	1Q18	Variation (%)
Operating Provisions	-65,469	9,529	787.1

The variation is mainly due to: (i) recording of the provision of investments to be made in the plants renewed by Law 12,783 / 2013, in the amount of R$ 47 million in 1Q19, without comparison in 1Q18, due to the recognition of GAG improvement; (ii) reversal in 1Q18 of R$ 59 million of FID provision - Unavailability Factor, which did not occur in 1Q19.

Financial Result - R$ Thousand	1Q19	1Q18	Variation (%)
Financial Investments Incomes	10,639	5,227	103.5	The variation is mainly due to the following reasons: (i) increase in the amount of financial investments of the Company, due to the availability of cash between the dates compared.
Debt Charges	-41,026	-55,660	-26.3	The variation is mainly due to: (i) decrease in the appropriation of charges in the amount of R$ 17.8 million in financing with Eletrobras, for the settlement of debt through lieu of payment.
Interest paid in arrears for energy sold	27,185	29,979	-9.3	The variation is mainly due to: (i) recalculation of the Rio Doce Manganês debt update, and adjustment of the term of confession of Santana Textil's debt to the Court of Justice / PE.
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	9,770	-2,053	575.9	The variation is mainly due to the following factors: (i) movement of judicial deposits, with consequent recording of monetary correction.
Other Net Revenue/Financial Expenses	2,329	101,105	-97.7

The variation is mainly due to the following reasons: (i) updating R & D; (ii) RBSE fair value measurement (IFRS 9), in the amount of R $ 76 million in 1Q19 and R $ 120 million, considering the variation of the NTN-B rate, used to calculate the fair value amount.

Equity Interests (Equity) - R$ Thousand	1Q19	1Q18	Variation (%)
Equity Interests (Equity)	32,909	32,699	0.6

The variation is mainly due to: (i) a decrease of SPE Norte Energia's results, R$ 51 million (positive R$ 23 million in 1Q19, against R $ 74 million in 1Q18); (ii) 1Q18 result of the SPEs that were transferred in lieu of payment, without comparison in 1Q19: Complexo Sento Se I, II and II, Manaus Transmissora, Intesa, Chapada do Piaui I and II Holding, and Serra das Vacas Holding.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	1Q19	1Q18	Variation (%)
Current IR and CSLL	-272,757	-114,460	138.3	The variation is mainly due to: (i) realization of the tax liability for the receipt of the RBSE, whose tax effect is an addition to the current IR / CSLL and the write-off of the deferred IR / CSLL.
Deferred IR and CSLL	-667	54,827	-101.2
Tax Incentives	261	265	-2	The variation is mainly due to: (i) the variation of the operating profit between the dates compared.

ELETRONORTE

Result Analysis

The Company had, in 1Q19, a result  13.34% lower that ascertained in 1Q18, going from a profit of R$ 404 million in 1Q18 to a profit of R$ 350 million in 1Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 1Q19, a decrease of 22% compared to 1Q18, going from R$ 1,147 million in 1Q18 to R$ 1,130 million in 1Q19.  The variations of each income account are detailed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	468,150	622,633	-24.8

The variation is mainly due to the following reasons: (i) seasonalization of the physical guarantee, with less energy being allocated in 1Q19; (ii) In 1Q19, the average realized GSF was 1.49, while for the same period of 2018 the average performed was 1.12; (iii) depletion of 254 MW of supply contracts, representing a reduction of R$ 44 million, when compared to the same period of 2018; (v) In 1Q18, 500 MW of new short-term contracts amounting to R$ 113 million were made, while in 1Q19, new contracts were only 10MW in the amount of R$ 3 million.

Supply	217,605	215,374	1.0

The variation is mainly due to the following reason: (i) 885 average MW were sold in 1Q18 and 873 average MW in 1Q19, a reduction of 1.41%. This reduction impacted the variation in revenue, which was below inflation (3.89%)

Short Term Market (CCEE)	172,043	335,206	-48.7

The variation is mainly due to the following reason: (i) the amount of energy settled in CCEE in the analyzed periods had a positive variation of only 4%, but the great difference is in the price of energy settled in CCEE in 1Q19 R $ 89 , 96 / MWh and in 1Q18 R$ 179.65 / MWh, causing a difference of 49% in revenue

O&M Income - Upgraded Power Plants Law 12.783/2013	7,489	3,739	100.3

The variation was mainly due to the following reasons: (i) Coaracy Nunes plant - GAG's improvement of R $ 2.3 million in 1Q19, with no counterpart in 1Q18; and (ii) increase in revenue to cover the cost increase resulting from the signing of the MUSD (Amount of use of the transmission system) contract of R $ 1.5 million 1Q19, for the 2018/2019 cycle; (iii) Increase of CAIMI by R $ 62 thousand in 1Q19; (iv) Increase in the Adjustment Parcel - R $ 58 thousand in 1Q19; (iv) Increase of the TFSEE - R $ 21 thousand.

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
O&M LT renewed by Law 12,783/2013	102,631	156,310	-34.3

The variation is mainly due to the following reason: (i) revenue decrease in the renewed revenue of R$ 27 million due mainly to the reduction of the approved revenue for the 2018/2019 cycle, concerning the application of Administrative Rule MME 120 / 2016; (ii) increase of discounts with Variable Portion in the amount of R$ 3.4 million compared to the same period of the previous year.

O&M LT not renewed by Law 12,783/2013	60,623	51,459	17.8

The variation is mainly due to the following reason: (i) reduction of the discounts of the variable portion in R $ 2.6 million; (ii) increase in revenue in the 2018/2019 cycle of approximately R $ 4.1 million

RBSE Income	194,784	178,351	9.2

The increase in RBSE's revenues is explained by the following facts: (i) the increase in revenue from the controversial portion (Ke) of R$ 13.6 million in 1Q19 and an uncontroversial increase of R$ 2.8 million in 1T19. For the (Ke), the base was corrected for inflation (4.35%) and WACC (10.44%) for the period, without amortizations, considering that this balance is under judicial challenge (injunction) by ABRACE. The IPCA correction on the balance was higher in 2019 than in 2018, being 1.51% in 1Q19, against 0.7% in 1Q18, which represents an increase of 114.8% in the monetary correction of Ke. In the case of the Incontroverso, there was an increase in the RAP considered in the model, from R$ 80.3 million to R$ 82.9, impacting the IRR applied to the RBSE balance. The reason for this increase is that Eletronorte only started to consider the Gross Up of PIS / Cofins in the calculation of the income from the financial assets, and therefore, this effect was not considered in 1Q18. If this methodology had been applied in 1Q18, the RAP in that period would have been R$ 88.5 million (not R$ 80.3 million) and would have a reduction in the share of uncontroversial financial income between the quarters.

Transmission Construction Income	6,024	11,303	-46.7	The variation is mainly due to the following reason: (i) Reduction due to the lower volume of investments in contract 058, being R$ 20.5 million in 1TR18 and R$ 19.5 million in 1Q18.
Income from Return of Investment in Transmission	62,384	64,331	-3.0

The variation is mainly due to the following reasons: (i) amortization of the balance considering that the current calculation methodology considers a fixed rate of remuneration for each concession contract. As the level of new investment inflows has been low, a reduction in the compensation base is expected.

Other Incomes	100,531	103,749	-3.1

The variation was mainly due to: (i) lower CDE accounting (1Q18 R$ 22.9 million and 1Q19 R$ 23.3 million) and PROINFA (1Q18 R$ 26.4 million and 1Q19 R$ 21 , 5 mi), onlendings that are income-related taxes, thus accompanying the fall in generation revenues; (ii) Telecom revenues declined by R$ 4.6 million, R$ 21.4 in 1Q18 and R$ 16.8 in 1Q19, offset by revenue from O&M services, which increased by R$ 4, 6 million.

Deductions to the Operating Revenue	-261,351	-294,754	-11.3

The variation is mainly due to the following reason: (i) The ICMS tax on the sale of energy with Palmira (state sale - CNPJ Tucuruí) decreased 5%, accompanied by a reduction in revenues from this agreement. From R $ 1,481 million in 1Q18 to R $ 1,414 million in 1Q19; (ii) Pis / Cofins - Accompanies the variation in revenue - Reduction in the Non-Renewed Generation (23%). From R $ 86 million in 1Q18 to R $ 66 million in 1Q19; (iii) RGR - Charge on revenue from generation of non-renewable plants. Reduction of 26%. From R $ 33 million in 1Q18 to R $ 23 million; (iv) CFURH - TAR increase by 3% - TAR 2017 - 72.20 / TAR 2018 74.03. Realized R $ 47 million in 1Q18 and R $ 51 million in 1Q19.

ROL	1,130,913	1,447,701	-21.9

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 1Q19, a decrease by 26%  compared to 1Q18, going from R$ 1.057 million in 1Q18 to R$ 781 million in 1Q19.  The variations of each income account are detailed below:

PMSO	1Q19	1Q18	Variation (%)	Analysis
Personnel	-292,654	-319,284	-8.3	The variation is mainly due to: (i) consensual dismissal of 174 people from Eletronorte due to the PDC in 2018, which offset the adjustment of ACT 2017/2018 of 1.69%, granted after 1Q18.
Supplies	-6,164	-5,853	5.3

The variation is mainly due to the following reason: (i) increase in the consumption of material and spare parts, which was partially offset by the reversal of expenses with warehousing in the amount of R $ 1.5 million.

Services	-50,458	-55,918	-9.8

The variation is mainly due to the following reasons: (i) cost reduction due to the Cost Reduction Program, with special attention to the following accounts: R$ 1.1 million reduction in consulting costs, R$ 1.4 million R$ 1.4 million with surveillance, R$ 504 thousand with maintenance of vehicles and R 518 thousand with communication, in detriment of increases with service of R $ 600 thousand and advertising of R$ 1, 16 mi.

Volunteer Dismissal Plan (Provision)/ PAE	-90,852	-56,523	60.7

The variation is mainly due to the following reason: (i) difference in the salary average of the participants of the 2019 PDC is greater than the participants of the 2018 PDC, impacting the average indemnity amount of R$ 325 thousand in 1Q18 and R$ 594 thousand in 1Q19. The 2019 PID had adhesion of 165 members.

Other	-38,489	-79,866	-51.8
Donations and Contributions	-731	-630	16.0

The variation is mainly due to the following reason: (i) contribution to Funcoge in the amount of R$ 43 thousand and Anpei in the amount of R$ 21 million not realized in the same period of the previous year and R$ 18 thousand to the Memory of Electricity. In addition, there was a readjustment of the contribution to the National Electric System Operator - ONS, which increased by R$ 23 thousand, which was offset by small reductions.

Other Operating Expenses	-37,758	-79,236	-52.3

The variation is mainly due to the following reasons: (i) UTE Araguaia 1Q18 rent (R$ 32 mi) vs. 1Q19 (R$ 6 mi), with a reduction of R$ 26 million resulting from the decision of the National Energy Policy Council and Aneel's decision authorizing Eletronorte to demobilize the TPP, which caused the non-activation of the thermoelectric plant; (ii) reduction of tax expenses in the amount of R$ 8.5 million, given that in 2018 there was a retroactive registration in the amount of R$ 8.6 million (ICMS not recovered), which did not occur in 2019; (iii) Reversal of leasing of R$ 11.8 million due to the adoption of IFRS 16 and an increase in the recovery of expenses in the amount of R$ 3 million.

TOTAL PMSO	-478,617	-517,444	-7.5

Operating Costs	1Q19	1Q18	Variation (%)	Analysis
Energy Purchased for Resale	-50,561	-36,915	37.0

The variation is mainly due to the following reason: (i) In 1Q19, a December invoice was recorded in the amount of R$ 11 million; (ii) In March 18, there was no energy billing from Corpoelec justified by the Venezuelan crisis, with 1Q19 revenues of R$ 13 million higher than in 1Q18; In 1Q19, R$ 649 thousand of energy purchase was made from Sinop (contract effective as from 2019)

Fuel	0	0	0.0	Not applicable.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-145,360	-142,061	2.3	The variation is mainly due to the following reason: (i) readjustment of transmission charges.
Construction Expense	-6,885	-11,303	-39.1

The variation is mainly due to the following reasons: (i) lower recognition of costs related to transmission contracts 012/2009 (R$ 1.7 million), 009/2011 (R$ 121 million) and 058/2001 ( R$ 5.1 million, which had no revenue in return for being concessions that are already in commercial operation.

Depreciation and Amortization	-109,581	-107,476	2.0

The variation is mainly due to the following reason: (i) depreciation due to leasing under the new accounting rule IFRS 16, which did not occur in the same period of 2018. Otherwise, there would be a reduction of this expense. It is also important to mention that the change in the accounting criteria was from 2019, not having this effect in the same period of 1Q18.

Operating Provisions	1Q19	1Q18	Variation (%)	Analysis
	9,870	-242,637	-104.1

The variation is mainly due to the following reasons: (i) in 1Q18, R$ 150 million related to TFRH of Tucuruí Hydroelectric Power Plant and Curuá-Una Hydroelectric Power Plant, which did not occur in 1Q19; (ii) in 1Q19, R$ 12.5 million was reversed related to the sale of UBS Balbina's non-operable assets; (iii) reversal of R$ 9.6 million in environmental contingency related to the process involving indigenous communities in Marmbá / PA, due to the reclassification of risk to remote; (iv) reversal of CEA's R$ 5.7 million in CEAP; partially offset by (v) provision for investments to be made in improvements in the Coaracy Nunes HPP, in the amount of R$ 2.3 million in 1Q19, without any comparison in 1Q18, due to GAG improvement recognition; (vi) PCLD of R$ 13 million from Boa Vista.

Financial Income	1Q19	1Q18	Variation (%)	Analysis
Financial Investments Income	23,750	23,646	0.4	The variation is mainly due to the following reasons: (i) there was no allocation of financial investment income directly to this account, only Central Administration amounts.
Debt Charges	-61,502	-82,367	25.3

The variation is mainly due to the following reasons: (i) debt settlement with Eletrobras, of R$ 762 million, through lieu of payment of SPE transfers; and (ii) discharge of debts with Caixa in the amount of R$ 80 million.

Interest Paid in Arrears for Energy Sold	31,539	19,210	64.2

The variation was mainly due to: (i) monetary adjustment of Boa Vista Energia's debt of R$ 9.3 million in 1Q19 x R$ 4 million in 1Q18; (ii) updating the default interest of CCEE in the amount of R$ 900 thousand (1Q19) vs. R$ 180 thousand (1Q18); and (iii) Update of CEA debt interest - R$ 42 thousand.

Net Exchange Variation	-2,355	-14,841	84.1	The variation is mainly due to the following reason: (i) arising from the contract with Corpoelec.
Net Monetary Correction	-41,771	-99,907	58.2

The variation is mainly due to the following reasons: (i) debt settlement with Eletrobras, of R$ 762 million, through lieu of payment of SPE transfers; and (ii) discharge of debts with Caixa in the amount of R$ 80 million.

Other Financial Revenue/Expenses	12,056	66,580	-81.9

The variation is mainly due to the following reasons: (i) RBSE fair value measurement (IFRS 9), in the amount of R$ 29.7 million in 1Q19 and R$ 100 million in 1Q18, considering the variation of the NTN-B rate, used to calculate the fair value amount.

Gains/Losses with Derivatives	-18,230	-15,585	-17.0

The variation is mainly due to the following reason: (i) variation of the dollar and aluminum referring to the embedded derivative in the energy sales contract with Albras. The fair value was negative variation 3.24%, dollar -0.78% and LME (value of aluminum in the international market) -1.73%.

Equity Interests	1Q19	1Q18	Variation (%)	Analysis
Equity Interests	38,630	123,750	-68.8

The variation is mainly due to the following reasons: (i) in 1Q18, the results of the SPEs transferred to Eletrobras, which totaled R $ 30 million, were not considered, in 2019, due to the payment; (ii) deterioration in NESA's results of R$ 33 million in 1Q 18 and R$ 3.7 million in 1Q19, due to the inclusion of charges in the result and increase of the transmission charge; BMTE R$ 12 million in 1Q18 and R$ 4 million in 1Q19.

Income Tax and CSLL	1Q19	1Q18	Variation (%)	Analysis
Current IR and CSLL	-72,378	-160,247	-54.8

The variation was mainly due to: (i) a reduction in the value of LALUR in 1Q19 in relation to 1Q18, given that in 2018 additions were higher than in 1Q19, mainly influenced by the non-deductible provision of TFRH Pará - UHE Tucuruí in the amount of R$ 147 million, in addition to the fact that the exclusions in 1Q19 were higher than in the period in comparison, due to the increase in the total reversals of R$ 21 million and the revenue from the update of the financial assets of the transmission in the amount of R$ 60 million.

Deferred IR and CSLL	36,985	110,380	-66.5

The variation is mainly due to the following reason: (i) adjustment of deferred income tax and social contribution (CSLL) from prior years in the amount of R$ 32 million and increase in current temporary differences due to the update of the IR / CSLL in the amount of R$ 41 million, which included deferred charges on impairment, RBSE (portion of the update), CPC 47, CPC 48 and transmission concession contracts that were not reflected in previous years.

Revenue from Tax Incentives	53,775	43,698	23.1	The variation is mainly due to the following reason: (i) greater appropriation of Sudam's tax benefit specifically in the transmission, (1Q19 it was R$ 20 million while in 1Q18 it was zero).

ELETRONUCLEAR

Result Analysis

The Company had, in 1Q19, a result 26% lower than that ascertained in 1Q18, going from a profit of R$ 161 million in 1Q18 to a profit of R$ 120 million in 1Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue posted, in 1Q19, an increase of 3% compared to 1Q18, going from R$ 733 million in 1Q18 to R$ 757 million in 1Q19. The variations of each income account are detailed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	865,754	836,247	3.5

The variation is due to the following reasons: (i) updating the fixed revenue established by ANEEL by 2.8% through Homolatory Resolution No. 2,509 / 18 of December 18, 2018 for the year 2019; (ii) variable portion referring to the electric power generated / supplied estimated for 2019 greater in R$ 6.3 million.

Deductions to the Operating Revenue	-108,337	-102,810	5.4	The variation is due to the following reasons: (i) taxation of 9.25% of PIS and COFINS as a result of the increase in Gross Operating Revenue; (ii) increased contributions from consumer charges.
ROL	757,417	733,437	3.3

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 1Q19, an increase by 19% compared to 1Q18, going from R$ 488 million in 1Q18 to R$ 581 million in 1Q19.  The variations of each income account are detailed below:

PMSO	1Q19	1Q18	Variation (%)	Analysis
Personnel	-143,463	-139,018	3.2

The variation is mainly due to the following reasons: (i) 1.69% collective dissident in 2018 and an increase in healthcare expenses of R$ 2 million, which were compensated by the reduction in costs resulting from the consensual dismissal of 32 people in 2018, with PDC.

Supplies	-6,418	-24,736	-74.1	The variation is due to the following reason: (i) Angra 2 stop at IT18, but in 2019 it occurred at 04/22/2019.
Services	-49,247	-63,821	-22.8	The variation is due to the following reason: (i) Angra 2 stop at IT18, but in 2019 it occurred at 04/22/2019.
Volunteer Dismissal Plan (Provision)	-3,379	6,655	-150.8

The variation is mainly due to the following reason: (i) PDC provision in 1Q19 without the corresponding one in 1Q18, with 26 employees joining the PDC in 2019. In 2018, it was verified that there was a greater provision than would be realized , referring to the health plan and a reversal was made in this item.

Other	-36,388	-18,952	0.9	The variation is mainly due to the following reason: (i) recognition of losses in tax proceedings. INSS (R$ 9 mm) and ISS (R$ 3.7 mm).
Donations and Contributions	0	0	0.0
Other Operating Expenses	-36,388	-18,952	0.9
TOTAL PMSO	-238,895	-239,872	-0.4

Operating Costs	1Q19	1Q18	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0	Not applicable
Fuel	-105,822	-78,051	35.6	The variation is due to the following reason: (i) Angra 2 stop at IT18, but in 2019 it occurred at 04/22/2019.
Charges for the Use of the Electricity Grid	-34,120	-28,594	19.3

The variation is due to the following reasons: (i) accounting for use of the distribution system (CUSD) in the amount of R$ 8 million in 1Q19, with no corresponding figure in 1Q18, since this charge began in June / 2018. (ii) Average reduction of the Transmission System Use Rate (TUST) in 8%, as of July 2018, impacting the amount of R$ 2.7 million.

Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-129,744	-127,023	2.1	The variation is mainly due to the following reason: (i) recognition of the adoption of IFRS 16 which had impacted R$ 4.7 million.

Operating Provisions	1Q19	1Q18	Variation (%)	Analysis
	-72,891	-14,519	402.0

The variation is mainly due to the following reason: (i) provision for actuarial liabilities, with a variation of R$ 39,175 between the periods, due to changes in assumptions for the report (discount rate, change of assumptions by experience of the plan: mortality table); (ii) Civil contingencies due to default with suppliers related to Angra 3 proceedings in the amount of R$ 13,821.

Financial Income	1Q19	1Q18	Variation (%)	Analysis
Financial Investments Incomes	1,013	1,245	-18.6	The variation is mainly due to the following reasons: (i) reduction in the cash balance available for financial investments in the period.
Debt Charges	-15,680	-15,553	0.8	Without any relevant variation.
Net Exchange Variation	37,426	-368	10270.1

The variation is mainly due to the following reasons: (i) gain obtained from the exchange variation resulting from the downgrading of payments to suppliers of Angra 3 made in 2014, recorded due to the delivery of equipment.

Net Monetary Correction	-11,379	-1,488	-664.7	The variation is mainly due to the following reasons: (i) Monetary adjustment of the lawsuits relating to INSS and ISS tax losses in R$ 12 million.
Other Financial Revenue/Expenses	-15,695	-25,606	38.7

The variation is due to the following reasons: (i) depreciation of the decommissioning fund in 2019 higher by R$ 13 million when compared to 1Q18; (ii)  adjustment costs increase to present value after decommissioning in the amount of R$ 2 million (current liabilities around R$ 2 billion).

Income Tax and CSLL	1Q19	1Q18	Variation (%)	Analysis
Current IR and CSLL	-51,967	-42,117	23.4	The variation is mainly due to the following reasons: (i) IRPJ / CSLL taxation on taxable income.
Deferred IR and CSLL	0	0	0.0
Revenue from Tax Incentives	0	0	0.0

FURNAS

Result Analysis

The Company had, in 1Q19, a result 23% higher that ascertained in 1Q18, going from a loss of R$ 734 million in 1Q18 to a profit of R$ 903 million in 1Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue posted, in 1Q19, an increase of 2% compared to 1Q18, going from R$ 2,115 million in 1Q18 to R$ 2,155 million in 1Q19.  The variations of each income account are detailed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	1,041,344	942,319	10.5

The variation was mainly due to the following reasons: (i) In the ACL environment, there was an increase in revenue of R $ 174 million in 2019 mainly due to the variation in the portfolio of contracts, offset by (ii) the reduction in the ACR environment, in which the readjustments represented an increase of R $ 12 million, but there was a lower Santa Cruz dispatch, which impacted on the reduction of availability revenue.

Supply	183,705	155,150	18.4

The variation is mainly due to the following reason: (i) readjustment of 3.73% of existing contracts as provided for in Law 13,182/155; (ii) an increase in revenue of R$ 24 million referring to new contracts that came into effect as a result of auctions carried out in compliance with said law.

Short Term Market (CCEE)	43,317	15,152	185.9

The variation is mainly due to the following reasons: (i) variation of the portfolio of contracts; (ii) seasonality of contracts; and (iii) changes in LDP and GSF, which resulted in a higher energy settlement in the short-term market in 2019.

O&M Income - Upgraded Power Plants Law 12,783/2013	298,316	206,185	44.7	The variation is mainly due to the following reasons: (i) annual update published through ANEEL Resolution 2,421, highlighting GAG's improvement of R$ 86.4 million, which did not occur in 1Q18.
Generation Construction Income	3,617	2,833	27.7	No effect on result due to equivalent amount in construction expense.
Transmission
LT incomes not renewed	40,763	9,035	351.2

The variation is mainly due to the following reason: (i) tariff revision of the RAP 2017/2018 cycle - Allowed Annual Revenue of the concessions related to Transmission Lines extended pursuant to Law 12,783 / 2017; and (ii) investments referred to line reinforcements in the transmission system.

O&M LT renewed by Law 12,783/2013	356,423	342,198	4.2

The variation is mainly due to the following reasons: (i) the impact of the inflation resumption; and (ii) revenue increase due to the begining of operation of reinforcements and improvements in contract 062, both stipulated in specific regulation by the regulatory agency.

RBSE income	499,675	709,918	-29.6

The variation is mainly due to the following reasons: (i) the amount receivable is amortized monthly through the RAP, which reduces the balance of the asset and, consequently, the financial income related to the RBSE.

Revenue from Return of Investment in Transmission	24,749	52,204	-52.6

The variation is mainly due to the following reason: (i) amortization of the balance considering that the current calculation methodology considers a fixed rate of remuneration for each concession contract. As the level of new investment inflows has been low, a reduction in the compensation base is expected.

Transmission Construction Income	84,715	33,530	152.7

The variation is mainly due to the following reasons: (i) IFRS 15, considering that Furnas has not yet adjusted 1Q18. With the reclassification in 2018, revenue would have been R$ 89.9 million and, therefore, a fall of 5.8% between quarter.

Other Incomes	4,055	18,351	-77.9	The variation is mainly due to the following reason: (i) reduction with Communication Services with Eletropar in R$ 12 million.
Deductions to the Operating Revenue	-425,289	-371,802	14.4	The variation is mainly due to: (i) Main CDE variations; CFURH; ICMS and PIS Cofins.
ROL	2,155,390	2,115,073	1.9

Operating Costs and Expenses
Operating Costs and Expenses decreased 3.45% in 1Q19 compared to 1Q18, going from R$ 1,110 million to R$ 1,071 million, accordinng to the reasons listed below:

PMSO	1Q19	1Q18	Variation (%)	Analysis
Personnel	-254,180	-259,863	-2.2

The variation is mainly due to the following reason: (i) reflecting the adhesion of 129 people to the PDC in 2018; (ii) OBZ - Base Zero Budget initiatives included in the PDNG, which offset the adjustment of ACT 2017/2018 of 1.69%, granted after 1Q18.

Supplies	-8,165	-7,299	11.9	The variation is mainly due to the following reason: i) reclassification to the item ICMS - Differences in Taxes in Interstate Operations of R $ 1.7 million.
Services	-150,532	-152,648	-1.4

The variation is mainly due to the implementation of Zero Base Budget initiatives, which involved: (i) lodging and reimbursement policies and travel and ticket expenses; (ii) Optimization of the availability of use and expenses of office machinery; (iii) Review of the security strategy and renegotiation of security contracts, (iv) Electrical energy savings Central Office and renegotiation of building services contracts.

Volunteer Dismissal Plan / PAE (Provision)	-19,560	-42,694	-54.2	The variation is mainly due to the following reasons: (i) the number of people who joined the plan, with 129 employees in 2018 and 58 in 2019.
Other	-65,460	-83,897	-22.0
Donations and Contributions	-10,256	-12,909	-20.6	The variation is mainly due to the following reason: (i) the Cepel record of December 2017 that was reported in 1Q18, which did not occur in 1Q19.
Other Operating Expenses	-55,204	-70,988	-22.2

The variation is mainly due to the following reasons: i) reduction of rents by R$ 3.5 million due to the OBZ initiatives, (ii) insurance reduction by R$ 5.5 million, impacted by the exchange of guaranteed insurance modality for letter of guarantee and termination of the contract of life insurance and personal accidents; (iii) reduction of bank guarantee by R$ 4 million due to the adjustment in the criterion of accounting entries.

TOTAL PMSO	-497,897	-546,401	-8.9

Operating Costs	1Q19	1Q18	Variation (%)
Energy Purchased for Resale	-206,401	-175,680	17.5

The variation is mainly due to (i) Variation in the negative result in CCEE by R $ 39 million higher than in 2018 due to factors such as GSF, seasonality, and price difference between submarkets; (ii) variation in the portfolio of purchase contracts.

Fuel	-43,955	-140,658	-68.8	The variation is mainly due to the following reasons: (i) dispatch of the Santa Cruz plant, with a generation reduction of 260,000MWh in 1Q19.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-149,474	-148,385	0.7	No relevant variation.
Construction Expense	-57,044	-36,363	56.9	The variation is mainly due to the following reason: (i) reduction of the investment value for Contract 062/2001, summing up R$ 30 MM.
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable.
Depreciation and Amortization	-66,010	-64,606	2.2	No relevant variation.

Operating Provisions	1Q19	1Q18	Variation (%)
	-50,705	2,358	-2250.34

The variation is mainly due to the following reasons: (i) a provision for contingencies of R$ 115 million, mainly for labor contingencies of R$ 93 million and civil contingencies of R$ 15 million; (ii) recording of the provision of investments to be made in the plants renewed by Law 12,783 / 2013, in the amount of R$ 24 million in 1Q19, without comparison in 1Q18, due to the recognition of GAG improvement; (iii) PCLD (R$ 5.5 mm); (iv) partially offset by (ii) reversal of Santa Cruz's onerous contract of R$ 93 million.

Financial Income	1Q19	1Q18	Variation (%)
Financial Investments Incomes	8,899	5,086	75.0	The variation is mainly due to the following reason: (i) increase in the yields of Banco do Brasil SA and Caixa Econômica Federal.
Financial Investments Revenues	-65	1,363	-104.8	The variation is mainly due to the following reason: (i) finalization of the refinancing granted to CEA, registered until April 2018.
Debt Charges	-180,900	-185,893	-2.7	No significant change, but it stems from the decrease in the appropriation of charges on financing with Eletrobras, for the settlement of debts through lieu of payment.
Interest Paid in Arrears for Energy Sold	2,258	3,372	-33.0	The variation is mainly due to the following reasons: (i) reduction in customer default, especially in the Itaipu energy transportation and traditional energy payment.
Net Exchange Variation	-2,105	-3,164	33.5	The variation is mainly due to the following reason: (i) variation of the US dollar on long-term debt.
Net Monetary Correction	-14,675	-13,005	-12.8	The variation is mainly due to the following reasons: (i) decrease in the IGPM variation on refinancing, due to the IGPM devaluation in January 2019.
Other Financial Revenue/Expenses	-19,645	72,509	-127.1

The variation is mainly due to the following reasons: (i) increase with fines on Infraction Notices; and (i) RBSE fair value measurement (IFRS 9), in the amount of R$ 47 million in 1Q19 and R$ 86 million in 1Q18, considering the variation of the NTN-B rate, used to calculate the amount of the fair value.

Gains/Losses with Derivatives	0	0	0.0	Not applicable.

Equity Interest	1Q19	1Q18	Variation (%)
	40,610	-44,112	192.1

The variation is mainly due to the following reasons: (i) positive equity accounting of the following companies: Chapecoense Geração SA (R$ 27 million), Enerpeixe SA (R$ 24 million), Serra do Facão SA (R$ 3 Belo Monte Transmissora (R$ 10 million), Paranaíba Transmissora (R$ 3 million), Retiro Baixo Energia (R$ 2.5 million), Vale do São Bartolomeu (R$ 1.5 million), Mata de Santa Geneva (R$ 5 million) and Tijoá (R$ 5 million).

Income Tax and CSLL	1Q19	1Q18	Variation (%)
Current IR and CSLL	-424,018	-251,726	68.4

The variation is mainly due to the following reason (i) realization of the tax liability after receiving RBSE, whose tax effect is an addition to the current IR / CSLL and the write-off of the deferred IR / CSLL.

Deferred IR and CSLL	412,099	164,659	150.3

ELETROSUL

Result Analysis

The Company had, in 1Q19, an income 71% higher than the one recorded in the 1Q18, changing from a profit of R$ 68 million in 1Q18 to a profit of R$ 116 million in 1Q19, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 11% in 1Q19, compared to 1Q18, changing from R$ 497 million in 1Q18 to R$ 533 million in 1Q19. The variations of each income account are detailed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	226,791	213,071	6.4

The variation is mainly due to the following reasons: (i) price readjustment; (ii) price variation in the ACL, with prices influenced by the average PLD, mainly for short-term contracts. The energy generated by SHPs, wind power and energy purchased for resale through Power Purchase Agreement signed with ESBR and Teles Pires hydro power generation SPEs and Hermenegildo I, II, III and Chuí IX wind power SPEs, are resold in the ACL or liquidated at PLD (CCEE). The resale in the ACL for energy purchased by Eletrosul, considered only supply contracts, was 233 average MW.

Supply	0	4,880	-100.0

The variation is mainly due to the following reason: (i) until December 2018, consumers were resold through long-term contracts signed in the ACL environment, amounting to 10 MW average. In 1Q19, the resales in the ACL are made to resellers or generators.

Short Term Market (CCEE)	38,059	0	100.0

The variation is mainly due to the following reasons: (i) the Settlement at Price for Settlement of Differences - PLD, held at CCEE, depends on the amount sold in the ACL, GSF expectations and prices, and company strategies. In 1Q19, the company sold energy to the PLD, while in the same period of 2018 sales were made through contracts in the ACL.

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
RAPs LT not renewed	69,713	47,913	45.5

The variation is mainly due to the following reasons: (i) increase in the RAP installments due to the IPCA readjustment; (ii) consolidation, from September 2018, of SPE TSBE. After a business combination, it became controlled and, after adjustments in its Contractual Asset, there was an increase in revenue of R$ 16.8 million.

O&M LT renewed by Law 12.783/2013	163,329	179,629	-9.1

The variation is mainly due to the following reasons: (i) The pro-rate assessment, which measures the deficit and the surplus of the collection of the system, presented a negative result in 1Q19 (-R$ 1.5 million), in contrast to the surplus in 1Q18 (R$ 16.7 million). These values consist of ONS monthly calculations that do not concern the transmitter's performance alone, and do not imply loss or gain in regulatory revenue in view of later cycle adjustment; (ii) the calculation adjustment portion for the 2017/2018 cycle was calculated with the total annual discount of R$ 26.2 million, while for the 2018/2019 cycle the annual discount of R$ 60.6 million was calculated. As a result, there are quarterly differences in relation to the previous cycle of R$ 8.6 million. This portion of the adjustment is mainly concentrated in the deficits and surpluses of the collection occurred in the immediately preceding cycle, therefore, they are adjustments not related to the operational performance of the transmitter, that is, they do not imply reduction or increase of the RAP, only in adjustments of the volumes received with the purpose of adjusting to the RAP volume; partially offset by (iii) increase in the RAP installments due to the IPCA readjustment of R$ 5.2 million; and (iv) the entry into operation of new transmission authorizations linked to the 001/2015 concession contract, and whose O&M revenues are measured in accordance with IFRS 15 (CPC 47).

RBSE Income	51,694	55,925	-7.6

The variation is mainly due to the following reasons: (i) the amount receivable is amortized monthly through the RAP, which reduces the balance of the asset and, consequently, the financial income related to the RBSE.

Revenue from Return of Investment in Transmission	52,124	29,837	74.7

The variation is mainly due to the following reasons: (i) increase in the RAP installments due to the IPCA readjustment; and (ii) consolidation, from September 2018, of SPE TSBE. After a business combination, it was controlled. It should be noted that TSBE made adjustments to its Contractual Assets, which contributed to the increase in revenue of R $ 19.3 million.

Transmission Construction Income	7,526	19,965	-62.3	The variation is mainly due to the following reasons: (i) in 1Q19, there was a lower volume of investments compared to the previous year, which can be seen by recording the cost of construction.
Other Incomes	15,970	15,547	2.7	The variation is mainly due to the following reason: (i) readjustment of service and other contracts.
Deductions to the Operating Revenue	-72,552	-69,777	4.0

The variation is mainly due to the following reasons: (i) Increase in Energy Generation and Commercialization Revenue, however, the taxes had a lower variation than this revenue because the transmission revenues were lower in the same period due to the reduction of the receipt of the RBSE revenue. It should be noted that taxes are calculated based on regulatory accounting rather than corporate accounting.

ROL	552,654	496,990	11.2

Operating Costs and Expenses
Operating Expenses and Costs posted, in 4Q18, an increase by 31% compared to 4Q17, from R$ 497 million to R$ 553 million, with the variations listed below:

PMSO	1Q19	1Q18	Variation (%)	Analysis
Personnel	-86,537	-98,120	-11.8

The variation was mainly due to the following reasons: (i) the adjustment of ACT 2017/2018 of 1.69%, granted after 1Q18, fully offset by (ii) the termination until December 2018 of 90 employees in the effective , which reduced personnel expenses; (iii) as of July 2018, there was a change in the form of risk management and payment, with a reduction in the amount spent on it, as there are fewer employees linked to risk activities; and (iv) in 1Q19 there was a change in the integrated management system, with migration to the SAP system, which initially affected the calculation of labor provisions.

Supplies	-1,511	-1,911	-20.9	The variation is mainly due to the following reason: (i) less operational need of the system.
Services	-25,539	-20,243	26.2

The variation is mainly due to the following reasons: (i) implementation of the new ERP system (SAP) which paralyzed the use of the old system in mid-December 2018, which meant that expenses related to the second fortnight of December / 2018 were registered only at the beginning of 2019. Allied to this atypical fact, and as a result of it, were also not allowed in December 2018, anticipation of service requests for the beginning of the following year, which in previous years were realized and that historically led to a smaller outlay in January.

Volunteer Dismissal Plan (Provision)/ PAE	-13,355	-25,827	-48.3	The variation is mainly due to the following reasons: (i) PDC in 1Q18 with 90 accessions until March of that year, while in 1Q19, 43 employees joined.
Other	-9,358	-7,910	18.3

The variation is mainly due to: (i) monthly contributions to the Electric Energy Research Center - Cepel, which in 1Q18 were offset by R & D resources, as permitted by legislation, and in 1Q19, compensation had not yet begun, and the amount considered as an expense was R $ 2.4 million.

Donations and Contributions	0	0	0.0
Other Operating Expenses	-9,358	-7,910	18.3
TOTAL PMSO	-136,300	-154,011	-11.5

Operating Costs	1Q19	1Q18	Variation (%)	Analysis
Energy Purchased for Resale	-87,263	-94,050	-7.2

The variation is mainly due to: (i) lower volume of energy purchased for resale in 1Q19, derived from PPAs signed by ESBR and Teles Pires hydroelectric generation companies, and Hermenegildo I, II, III and Chuí wind power stations IX . The amount depends on the seasonality made by the company and, for contract with the wind power, the energy generated by them. In 1Q18 Eletrosul received 520.6 MWh while in the same period of 2019 it was 476 MWh.

Fuel	0	0	0.0	not applicable
Charges for the Use of the Electricity Grid	-5,611	-5,023	11.7	The reduction is mainly due to: (i) increase in the charges for the Use of the Transmission System.
Construction Expense	-7,305	-10,427	-29.9

The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company. The constructions are linked to Aneel's authorizing resolutions and improvements made to the existing system.

Depreciation and Amortization	-43,173	-34,334	25.7

The increase is mainly due to: (i) in 2019, there was a change in the integrated management system, with migration to the SAP system, which changed the way the amounts were calculated; and (ii) as from January 2019, the adoption of IFRS 16 / CPC 06 - Leasing Operations. Derivative of the same, Assets and Liabilities were recognized, the first being depreciated / amortized. The amount related to the first quarter of 2019 was R $ 2.4 million.

Operating Provisions	1Q19	1Q18	Variation (%)	Analysis
	-9,755	-5,078	92.1

The variation was mainly due to the following reasons: (i) an increase in provisions for labor contingencies of R$ 19 million in 1Q19, mainly due to the process of the Sindicato dos Engenheiros of Santa Catarina which represents 90% of the amount provisioned in the period; (ii) Reversal of provision for civil contingencies in prior years in the amount of R$ 11 million, resulting from a lawsuit involving the consortium of the Mauá Power Plant and related to land indemnification. The original provision was R$ 22 million.

Financial Income	1Q19	1Q18	Variation (%)	Analysis
Financial Investments Incomes	13,951	8,805	58.4	The increase is due to: (i) variation in the amount of available resources and securities, as well as in the remuneration of financial investments.
Debt Charges - Loans and Financing	-56,277	-51,087	10.2	The variation is mainly due to: (i) after the asset swap made at the end of August 2018 SPE TSBE became consolidated. The charge cost of this SPE is R$ 5.9 million.
Debt Charges - Suppliers	-150	-133	12.8

The reduction was primarily due to: (i) service debt variation, offset by (ii) the transfer of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX) to Eletrobras in December 2017, through Lieu of Payment of debts.

Interest Paid in Arrears	-885	0	100.0

The variation is mainly due to: (i) as from January 2019, IFRS 16 / CPC 06 - Leasing Operations was adopted. Derivative of the same, Assets and Liabilities were recognized, and on the latter there are charges recognized in the accounts. The amount related to the first quarter of 2019 was R $ 0.9 million.

Acréscimo Moratório	0	0	0.0
Net Exchange Variation	1,928	-6,709	128.7	The variation is mainly due to: (i) exchange variation of the financing contract in Euro.
Net Monetary Correction	-9,717	-3,267	-197.4

The variation is mainly due to: (i) monetary variations on accounts receivable and (ii) changes in inflation rates, especially the IPCA, used to update loans and financing contracts. The IPCA for the first quarter of 2018 was 0.70%, while in the same period of 2019 it was 1.51%.

Other Financial Revenue/Expenses	36,228	25,386	42.7

The variation is mainly due to: (i) variation in the fair value adjustment of the RBSE, according to IFRS 9. The fair value amount is calculated based on the NTN-B rate, whose fluctuation may generate financial income or expense, depending on the economic moment. In 1Q18, there was RBSE related revenue in the amount of R$ 32 million, while in 1Q19 the amount was R$ 36 million.

Equity Interests (Equity)	1Q19	1Q18	Variation (%)	Analysis
	-47,508	-42,217	12.5

The variation is mainly due to the following reasons: (i) variation in the equity method of generation SPEs, in particular SPE ESBR. In 1Q18, the amount of equivalence was negative in R$ 37.6 million, while in 1Q19 was negative in R$ 30.4 million.

Income Tax and CSLL	1Q19	1Q18	Variation (%)	Analysis
Current IR and CSLL	-75,096	-72,018	4.3	The variation is mainly due to: (i) increase in the current base of income tax and social contribution, mainly due to the increase in ROL and reduction of operating expenses.
Deferred IR and CSLL	-9,608	16,981	-156.6	The variation is mainly due to: (i) variation in RBSE income derived from the calculation at fair value, as well as variation in the amortization of the same.

AMAZONAS GT

Result Analysis

The Company had, in 1Q19, an income 150% higher than the recorded in 1Q18, changing from a profit of R$ 52 million in 1Q18 to a profit of R$ 132 million in 1Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 1Q19, by 612% vis-à-vis 1Q18, from R$ 107 million in 1Q18 to R$ 758 million in 1Q19. The variations of each income account are detailed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	1,058,872	144,030	635.2

The variation is mainly due to: (i) revenues from the independent producers PIES and four mills (UTE - Caapiranga, UTE Anamã, UTE Codajás, UTE Anori) which were received from Amazonas Distribuidora - AMD after the deverticalization in December 2018. The energy continues to be sold to Amazonas Distribuidora Energia, with Amazonas GT being an intermediary in the commercialization of the energy acquired from the PIEs and invoiced to Amazonas Distribuidora; (ii) UTE Mauá 3: early supply of the CCEAR.

Supply	0	0	0	Not applicable.
Short Term Market (CCEE)	0	1,981	100.0	The variation is mainly due to: (i) revenue from energy sales in the MCP (Short-term market), in February 2019, which did not occur in 1Q19.
Generation Construction Income	0	0	0	Not applicable.
Transmission
RAPs LT not renewed	3,722	434	757.6

The variation is mainly due to: (i) the increase in the RAP installments due to the IPCA readjustment and the new calculation methodology of IFRS 15 - Contractual Asset, whose amounts are accounted for as the transmitter satisfies the obligation to construct and implement the infrastructure, and revenue is recognized throughout the contract, but the receipt of the flow is conditioned to the satisfaction of the operation and maintenance performance obligation.

O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable.
RBSE Income	0	0	0.0	Not applicable.
Revenue from Return of Investment in Transmission	2,210	20,952	-89.5	The variation is mainly due to: (i) amortization of the balance considering that the current calculation methodology considers a fixed rate of remuneration for each concession contract.
Transmission Construction Income	4,401	1,276	244.9	The variation is mainly due to: (i) higher recognized investments
Other Incomes
Deductions to the Operating Revenue	-310,921	-62,134	400.4

The variation is mainly due to: (i) increase in revenues due to the presence of independent producers PIES and four GAS plants that were received from Amazonas Distribuidora - AMD after the unbundling, in December / 2018, as explained in item supply.

ROL	758,284	106,539	611.7

Operating Costs and Expenses

The Operating Expenses and Costs posted, in 4Q18, an increase of 4,912% compared to 4Q17, from the negative value of R$ 9 million to a reversal of R$ 428 million, presenting the variations listed below:

PMSO	1Q19	1Q18	Variation (%)	Analysis
Personnel	-31,396	-32,676	-3.9	The variation is mainly due to: (i) the retirement of 48 employees in 2018, which offset the adjustment of ACT 2017/2018 of 1.69%, granted after 1Q18.
Supplies	-802	-1,221	-34	The variation is mainly due to: (i) reduction in the consumption of material for plant maintenance, when compared to the year 2018.
Services	-16,899	-10,919	54.8	The variation is mainly due to (i) maintenance at the UTE Mauá 3 plant.
Volunteer Dismissal Plan (Provision)	0	0	0.0	Not applicable.
Other	72,420	10,579	584.6	The variation is mainly due to: (i) increase in the item of Cost Recovery with the CCC with the Gas Contract with Petrobras
Donations and Contributions	0	0	0.0
Other Operating Expenses	72,420	10,579	584.6
TOTAL PMSO	23,323	-34,237	-168.1

Operating Costs	1Q19	1Q18	Variation (%)	Analysis
Energy Purchased for Resale	-25,467	15,837	-260.8	The variation is mainly due to: (i) purchase of energy from the independent producers PIES in the 1st Quarter of 2019 and treated, for IFRS purposes, as Leasing Commercial Leasing.
Fuel	-696,975	-221,205	829.7	The variation is mainly due to: (i) higher consumption of gas by Amazonas GT, related to Mauá 3 and other 4 gas plants and by independent producers PIES.
(-) Recovery of CCC Expenses	316,749	273,315
Charges for the Use of the Electricity Grid	-10,016	-12,281	-18.4	The variation is mainly due to: (i) launches recorded during the period of competence in 1Q19, which did not occur in 1Q18.
Construction Expense	-4,401	-1,276	244.9	The variation is mainly due to: (i) increase due to the additions of Fixed Assets.
Depreciation and Amortization	-26,701	-11,277	136.8

The variation is mainly due to: (i) the depreciation of property, plant and equipment of the independent producers (Leasing / leasing) and of four inland plants, in accordance with the end of the de-verticalization with Amazonas Distribuidora, in December / 18 .

Operating Provisions	1Q19	1Q18	Variation (%)	Analysis
	-4,355	16	27,318.8	The variation is mainly due to: (i) change in the prognosis of processes from probable to probable causes, resulting in a R $ 7.5 million provision for risk changes.

Financial Income	1Q19	1Q18	Variation (%)	Analysis
Financial Investments Incomes	2,388	4	59600.0	The variation is mainly due to: (i) higher financial investments made in the period.
Debt Charges	-53,984	-56,438	4.3	Irrelevant variation for the period.
Leasing Charges	-80,847	0	-100.0

The variation is mainly due to: (i) the non-recurring effects of the postings of the energy bills due to the PIES, and treated, for the purpose of IFRS, as Leasing Companies (PIES), in the amount of R $ 81 million.

Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	100.0	Not applicable
Net Monetary Correction	-10,551	-8,295	-27.2	The variation is mainly due to: (i) reduction in the balance of judicial deposits, compared to the surveys carried out in 2018.
Other Financial Revenue/Expenses	0	773	100.0	Irrelevant variation for the period.

Income Tax and CSLL	1Q19	1Q18	Variation (%)	Analysis
Current IR and CSLL	-55,603	-15,269	264.2	The variation is mainly due to: (i) increase in income tax and social contribution as a result of the increase in income in the period.
Deferred IR and CSLL	0	16,447	-100.0	The variation is mainly due to: (i) value in 2018 refers to the amortization of IR and CSSL.
Revenue from Tax Incentives	0	0	0.0

CGTEE

Result Analysis

The Company had, in 1Q19, an income 16% higher than that recorded in 1Q18, changing from a loss of R$ 175 million in 1Q18 to a loss of R$ 148 million in 1Q19, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 1Q19, by 28% vis-à-vis 1Q18, from R$ 75 million in 1Q18 to R$ 96 million in 1Q19. The variations of each income account are detailed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	105,860	85,416	23.9

The variation is mainly due to the following reason: (i) less occurrence of penalties of the ACR contract due to reduction of the physical guarantee at the end of 2017; (ii) decontracting of the temporary MCSD from the plant (for one year) occurred in 1Q18 and reduced the base of the regulated contract.

Other Incomes	67	691	-90.3	The variation is mainly due to the following reason: (i) Reduction of revenue from the sale of ash because it did not generate a by-product because it was not operating due to overhaul.
Deductions to the Operating Revenue	-10,387	-11,382	-8.7	The variation is mainly due to the following reason: (i) Reduction of PIS COFINS on revenue billed due to the use of credits.
ROL	95,540	74,725	27.9

Operating Costs and Expenses
The Operating Expenses and Costs posted, in 1Q19, a decrease of 9% compared to 1Q18, from the negative value of R$ 158 million to na expense of R$ 143 million, presenting the variations listed below:

PMSO	1Q19	1Q18	Variation (%)	Analysis
Personnel	-33,199	-18,714	77.4

The variation is mainly due to the following reasons: (i) change of the vacation calculation criteria, generating an increase of R$ 4.6 million and (ii) a change in the criterion for calculation of charges of R$ 7 million.

Supplies	-2,476	-16,206	-84.7	The variation is mainly due to the following reason: (i) reduction in material because there was no consumption of lime due to the overhaul stoppage.
Services	-14,004	-9,075	54.3	The variation is mainly due to the following reason: (i) increase in consulting and services to perform overhaul.
Volunteer Dismissal Plan (Provision)/ PAE	0	-8,421	100.0	The variation is mainly due to the following reason: (i) accounting for a provision for the PDC in 1Q18, which will only occur in 2Q19.
Other	-24,172	-9,267	160.8	The variation is mainly due to the following reason: (i) expenses with outsourced labor lawsuits in the amount of R$ 14 million.
Donations and Contributions	0	0	0
Other Operating Expenses	-24,172	-9,267	160.8
TOTAL PMSO	-73,851	-61,683	19.7

Operating Costs	1Q19	1Q18	Variation (%)	Analysis
Energy Purchased for Resale	-54,911	-52,498	4.6	No relevant change, with the variation between periods being impacted by the IPCA variation.
Fuel	0	-31,572	-100.0	The variation is mainly due to the following reason: (i) there was no fuel consumption due to not operating due to overhaul from Dec / 18 to Mar / 19.
(-) Recovery of CCC Expenses	0	25,956
Charges for the Use of the Electricity Grid	-4,582	-11,924	-61.6

The variation is mainly due to the following reason: (i) reduction by the cancellation of the concession 067/2000, with compensation of amounts paid the greater. The value of TUST was reduced from R $ 4 million to R $ 2.1 million. It was billed against CGTEE until January 2019, and will be billed again from July / 2019, after using credit for overpayment.

Construction Expense	0	0	0
Depreciation and Amortization	-17,937	-14,544	23.3	The variation is mainly due to the following reason: (i) increase of goods in services.

Operating Provisions	1Q19	1Q18	Variation (%)	Analysis
	7,858	-11,416	-168.8

The variation is mainly due to the following reason: (i) reversal of the provision of labor and civil claims due to the reclassification of risks; (ii) Dispute with Banco Kfw and outsourced in R$ 10 million.

Financial Income	1Q19	1Q18	Variation (%)	Analysis
Financial Investments Incomes	986	926	6.5	The variation is due, mainly, to the following reason: (i) application for remuneration of available capital.
Debt Charges	-98,288	-82,298	19.4	The variation is mainly due to the following reason: (i) Cost of debt service and (ii) increase in arrears.
Net Exchange Variation	0	0	0.0	Not applicable.
Net Monetary Correction	3	0	0.0	No relevant variation.
Other Financial Revenue/Expenses	-836	-8,936	90.6	The variation is mainly due to the following reason: (i) reduction by transfer of fine due to delayed installments of loans for Debt Charges.

ELETROPAR

Result Analysis

The Company had, in 1Q19, an income 8% lower than that ascertained in 1Q18, changing from a loss of BRL 2.7 million in 1Q18 to a profit of BRL 2.9 million in 1Q19, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 1Q19, a decrease by 57% compared to 1Q18, from BRL 9 million to R$ 3.8 million, with the variations listed below:

Gross Revenue	1Q19	1Q18	Variation (%)	Analysis
Other Incomes	8	10	-20.0

The variation is mainly due to the following reason: (i) in 2018 R$ 10 thousand was received referring to the restitution of federal revenue, and in 2019 R$ 8 thousand was received referring to the refund of labor costs.

ROL	8	10	0.0

Personnel, Material, Services and Others (PMSO) - BRL Thousand	1Q19	1Q18	Variation (%)	Analysis
Personnel	-806	-749	7.6

The variation is mainly due to the following reason: (i) collective bargaining agreement at 1.69%, which affected after 1Q18; (ii) change in the invoice of assigned employees to other companies. Eletrobras started to charge, monthly, the amounts of the provisions of 13th salary and vacations. Previously, these amounts were only collected when the effective payment to employees were made.

Supplies	-2	0	100.0	The variation is mainly due to the following reason: (i) expenses occur on demand and refer to office supplies.
Services	-338	-438	-22.8	The variation is mainly due to the following reason: (i) in 2018 there were expenses with legal publications made in January 2018, which did not occur in 1Q19.
Other	-185	-239	-22.6

The variation is mainly due to the following reason: (i) in 2018, R$ 23 thousand was paid to FUNCOGE, in addition to payment of expenses related to the Federal Revenue decision, which did not occur in 1Q19.

Depreciation and Amortization	-6	-6	0.0
Other Operating Expenses	-179	-233	-23.2
TOTAL PMSO	-1,331	-1,426	-6.7

Operating Provisions - BRL Thousand	1Q19	1Q18	Variation (%)	Analysis
	-2,509	-7,545	-66.7

The variation is mainly due to the following reason: (i) in 1Q18, the allowance for doubtful accounts was recognized over Eletronet's total long-term receivables (7.5 million), as a result of IFRS9, which changed the premises for recognition of LCPD, having to be evaluated the debtor's financial situation and not only the history of delays and delinquency. In 1Q19, the recognition of the provision was R $ 0.9 million.

Financial Result - BRL Thousand	1Q19	1Q18	Variation (%)	Analysis
Financial Investments Incomes	1,596	1,793	-11.0	The variation is mainly due to the following reason: (i) reduction of the rate that monetizes the investment funds.
Other Financial Revenue/Expenses	-171	-16	-968.8

The variation is mainly due to the following reason: (i) correction on the amounts paid by Eletronet and not yet passed on to the transferors. These amounts have been applied to the CEF Fund since April 2018.

Equity Interests (Equity) - BRL Thousand	1Q19	1Q18	Variation (%)	Analysis
	-521	4,528	-111.5	The variation is mainly due to the following reason: (i) lower recognition of CTEEP Equity pick-up, due to the adjustment of the accounting policy adopted by Eletrobras to calculate revenue with RBSE.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - BRL Thousand	1Q19	1Q18	Variation (%)	Analysis
Current IR and CSLL	-29	-83	-65.1	The variation is mainly due to the following reason: (i) reduction of taxable income, due to lower financial income in 1Q19.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.